

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

<u>Via U.S. Mail</u>
Mr. Michael J. Ulrich
Chesapeake Granite Wash Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

<u>Via E-mail to Jeff Zanotti, Esq., In-House Counsel</u>
Ms. Jennifer M. Grigsby
Senior Vice-President, Treasurer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Granite Wash Trust**
> **Registration Statement on Form S-1**
> **Filed July 7, 2011**
> **File No. 333-175395**
>
> **Chesapeake Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed July 7, 2011**
> **File No. 333-175395-01**

Dear Mr. Ulrich and Ms. Grigsby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please respond to the comments set forth in the staff's letter dated August 2, 2011 with respect to Chesapeake Energy Corporation, to the extent that such comments could also apply to the Underlying Properties or the trust.

2. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on the periodic reports of Chesapeake Energy.

3. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

4. Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Also ensure that you file all material contracts. Note that you will need to allow time for our review once you file all these documents.

5. In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

6. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

7. Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5. Refer generally to Item 901(b) of Regulation S-K and Section III.D of Securities Act Release No. 33-6922 for the definition of "partnership" that encompasses "finite-life entities." For example, and without limitation, please provide the cover page disclosure set forth in Section II.A.3.a of Release 33-6900 and the information required by Section 1.D. of Industry Guide 5.

8. Please revise your filing to define each defined term at the place of first use in the prospectus.

9. Where you reference other sections of your prospectus, please provide relevant page numbers. For example, and without limitation, we note your reference at page 1 to the section captioned "The Trust—Development Agreement and Drilling Support Lien."

10. Please provide us with all promotional and sales material prior to their use. Once we review the materials, we will need sufficient time to complete our review and may have additional comments.

Summary, page 1

11. Please provide in your summary a brief description of Chesapeake's right to require the trust to release royalty interests with an aggregate value to the trust of up to $5 million during any 12-month period.

12. Please briefly describe in this section the trustee's power to sell the royalty interests in the event that the sale is requested by Chesapeake, following the satisfaction of its drilling obligation. We note your related disclosure at page 83. Please also add related risk factor disclosure.

13. Please provide support for your disclosure at page 4 regarding the "relatively low risk" characteristic of the reservoirs.

Risk Factors, page 20

The trust is managed by a trustee who cannot be replaced except at a special meeting of trust unitholders…, page 30

14. Please revise to clarify whether you intend to hold annual meetings of trust unitholders. In that regard, we note your disclosure that there is no requirement for you to do so.

Conflicts of interest could arise…, page 31

15. We note your disclosure in the third bulleted item in this risk factor regarding the provision of services by affiliates of Chesapeake. Please revise to clarify the related risks.

Chesapeake may sell all or a portion of the Underlying Properties…, page 32

16. We note your disclosure in this risk factor that the purchaser would be responsible for all of Chesapeake's obligations relating to the royalty interests on the portion of the Underlying Properties sold. Please expand your disclosure to briefly describe such obligations and all related, material risks.

Oil and gas drilling and producing operations can be hazardous and may expose Chesapeake to liabilities, including environmental liabilities, page 33

17. We note your disclosure on page 34 that "While Chesapeake intends to obtain and maintain insurance coverage it deems appropriate with respect to the Underlying Properties, Chesapeake's operations may result in liabilities exceeding such insurance coverage or liabilities not covered by insurance." We also note the disclosure provided at page 19 of Chesapeake's annual report on Form 10-K for the fiscal year ended December 31, 2010 regarding insurance coverage. Please revise your disclosure to discuss the following, particularly with respect to pollution liability and associated environmental remediation costs:

- the applicable policy limits and deductibles related to the Underlying Properties;

- the insurance coverage with respect to any liability related to any resulting negative environmental effects with respect to the Underlying Properties; and

- the risks for which Chesapeake Energy is insured for hydraulic fracturing operations on the Underlying Properties.

Cautionary Statement Regarding Forward-Looking Statements, page 40

18. Please remove the word "will" from your list of forward-looking statements.

Use of Proceeds, page 41

19. Please present your Use of Proceeds disclosure in tabular format.

Target Distributions and Subordination and Incentive Thresholds, page 49

20. We note your disclosure of target distributions through and including the first quarter of 2017. Please expand your disclosure in this section to disclose pro forma distributable income for the year ended December 31, 2010 and the most recent interim period. In addition, please discuss in this section whether historically sufficient cash was available to pay the stated distribution amounts.

The Underlying Properties, page 62

Discussion and Analysis of Historical Results from the Producing Wells, page 64

21. We note your disclosure regarding historical results from the producing wells. Please expand your discussion to compare the results for each annual period presented. Where there was a material change over the reported periods, please briefly describe the cause of such change. In addition, please provide a discussion that compares the results of the three months ended March 31, 2011 to the results of the three months ended March 31, 2010.

Description of the Royalty Interests, page 76

True-Up, page 78

22. We note your disclosure at page 78 regarding true-up provisions in the conveyances in the event that there is a difference between Chesapeake's net revenue interest with respect to the Underlying Properties and the interest warranted to the trust in the conveyance. Please revise to provide illustrative examples of the circumstances in which there may be such a difference.

U.S. Federal Tax Consequences, page 92

23. Please revise your filing to remove any implication that investors are not entitled to rely on your disclosure regarding U.S. federal income tax matters, or the related opinion from counsel. In that regard, we note your statement that the trust encourages each prospective trust unitholder to depend on his own tax advisor.

24. In each place in this section where you indicate that there "should" be a particular tax consequence, please revise to disclose why there is uncertainty, and to describe the level of uncertainty. In addition, please add related risk factor disclosure, as applicable.

25. Please revise each subsection or section to clarify precisely which portion(s) constitute(s) the opinion(s) of named counsel.

26. Please tell us why it is necessary and appropriate for counsel to rely on your representation that the trust is organized in accordance with all applicable trust statutes.

27. With regard to the sixth paragraph under "Tax Classification of the PDP Royalty Interest and the Development Royalty Interest," eliminate the suggestion that the disclosure is an assumption, but rather clarify whether the conclusions result from the opinion of counsel.

28. We note your disclosure regarding the uncertainty of the treatment of the Term Development Royalty and the Perpetual Development Royalty, and your disclosure regarding your intended tax treatment of each such royalty. Please provide related risk factor disclosure.

29. With regard to the State Tax Considerations discussion at page 108, if you do not believe that these are material tax consequences, you would not be required to reference or file an opinion of counsel. Please advise regarding your conclusion in that regard.

Underwriting, page 110

30. Identify and briefly describe the material conditions to the underwriters' obligation to purchase, including the "certain other conditions" referenced at page 110.

Experts, page 115

31. Please revise the reference in the last paragraph of this section to correct the date of the Statement of Assets and Trust Corpus of Chesapeake Granite Wash Trust included in the filing. Your current disclosure refers to the Statement of Assets and Trust Corpus as of March 31, 2011; however, the Statement and related audit report presented on pages F-9 and F-10 refer to June 30, 2011.

Financial Statements, page F-1

32. Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Engineering Comments

General

33. Please provide us with copies of both reserve reports prepared by Ryder Scott. Please include the cash flow presentations for each well.

Target Distributions and Subordination and Incentive Thresholds, page 4

34. Please replace the word guidelines with rules or regulations when discussing the SEC reserve rules.

Key Investment Considerations, page 10

35. Please tell us the justification for describing the Colony Granite Wash play as "highly-productive."

36. You claim that the production profile provides long term exposure to oil prices. However, approximately 70% of the liquid reserves are natural gas liquids which typically sell for less than half the price of the price of oil. Please state this in order to provide a more balanced disclosure.

Proved Reserves, page 13

37. Please tell us if the proved reserves attributed to the Underlying Properties include reserves from geologic formations other than the Granite Wash. Also tell us if the proved reserves for the Granite Wash include all intervals of the Granite Wash.

38. Please revise your document to disclose both proved developed and proved undeveloped reserves. Please see Item 1202 (a)(1) of Regulation S-K.

39. In the one-line table of the trailing 12-month average (SEC) pricing here and on page 66 you show NGL prices to be $83.34 which is the same price you provide for the price of oil. Please tell us if this is correct and, if so, why or alternatively revise your document.

Significant Assumptions Used to Calculate the Target Distributions, page 54

40. You state that the production estimates are based on the reserve reports. As the reserve reports are in fact production estimates, please disclose what the production estimates in the reserve report are based on.

Oil and Natural Gas Sales Prices and Production Expenses, page 63

41. You state that the Trust will not be responsible for capital or production costs but will be responsible for the costs to gather, store, compress, transport, process, treat, and dehydrate the production. Please tell where these costs are shown in this presentation.

42. Please revise the table to include both oil production and natural gas liquids production and the average price you received for both oil and natural gas liquids for each of the respective time periods.

Oil, Natural Gas and Natural Gas Liquids Reserves, page 65

43. Please tell us for the proved undeveloped locations the average IP, initial decline rate, terminal decline rate, EUR, well life and drilling and completion costs per well you assumed in the reserve report.

The Reserve Report for the Underlying Properties, page 67

44. Please remove the reference to the SPE Standards and disclose the actual qualifications of the technical persons responsible for estimating the reserves. Please see Item 1202 (a)(7) of Regulation S-K.

Additional Information Regarding the Underlying Properties, page 68

45. Please disclose, if material, the minimum remaining terms of leases that are near expiration if production is not established or re-established. Please see Item 1208 (b) of Regulation S-K.

Annex A

46. In the Ryder Scott report for the Granite Wash Trust they do not include any production or development costs because the trust will not bear these costs. However, the trust will pay for gathering, storing, processing, treating and dehydrating the production as necessary as well as being charged for the annual administrative expenses. Please tell us how these costs were included in the Ryder Scott evaluation.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863, or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Michael S. Telle, Esq.
        Bracewell & Giuliani LLP